

July 29, 2013

Via E-mail
Keith Duffy
Chief Executive Officer
AEGEA, Inc.
772 U.S. Highway One, Suite 200
North Palm Beach, FL 33408

> **Re:** **AEGEA, Inc.**
> **Form 8-K**
> **Filed July 24, 2013**
> **File No. 0-53377**

Dear Mr. Duffy:

We have reviewed your filing and have the following comments. We have limited our review to only Item 4.01 and related disclosures and do not intend to expand our review to other portions of your document.   In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please correct the commission file number on the cover page. Our records show that your commission file number is 0-53377.

Item 4.01 Changes in Registrant's Certifying Accountant

2. Please revise your disclosure in the first paragraph to state whether the engagement of Salberg was recommended or approved by the Board of Directors. Please refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

3. We note that the report of B F Borgers dated March 22, 2013 did not refer to or include an opinion on your statements of operations and cash flows for the period from November 29, 2007 (inception) to December 31, 2012. The auditor's association with amounts from

inception included in your annual financial statements is required as long as you are in the development stage. As such, please have B F Borgers audit and render an opinion on the statements of operations and cash flows for the period from November 29, 2007 (inception) to December 31, 2012, and file an amendment to your annual report on Form 10-K for the year ended December 31, 2012 filed March 22, 2013 to include a revised audit report that refers to and includes an opinion on the statements of operations and cash flows for the period from November 29, 2007 (inception) to December 31, 2012. Alternatively, if it is impracticable to obtain an audit of the amounts from inception you may request a waiver of the audit requirement from the Division's Office of the Chief Accountant. If the Office of the Chief Accountant waives the audit requirement, please amend your annual report on Form 10-K to label the amounts from inception as "unaudited."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief